SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                        WALKER INTERACTIVE SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

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                                    931664106
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                                 (CUSIP Number)
                                                     with    a copy to:

         Jonathan Gallen                             Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein Sandler PC
         28th Floor                                  65 Livingston Avenue
         New York, New York  10022                   Roseland, New Jersey  07068
         (212) 891-2132                              (973) 597-2424
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                October 27, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.            931664106
________________________________________________________________________________

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                 Jonathan Gallen
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________

3)   SEC  Use  Only
________________________________________________________________________________

4)   Source of Funds (See Instructions):  WC, PF
________________________________________________________________________________

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________

6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
     Number of                                   7) Sole Voting Power:         *
                                                  ------------------------------
     Shares Beneficially                         8) Shared Voting Power:       *
                                                  ------------------------------
     Owned by

     Each Reporting                              9) Sole Dispositive Power:    *
                                                 -------------------------------
     Person With:                                10) Shared Dispositive Power: *
                                                 -------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:      792,500*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):                            Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):     5.4%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________
* As of October 27, 2000, Pequod Investments, L.P., a New York limited partnership, was the holder of 450,000 shares of the Common Stock, par value $0.001 per share (the "Shares"), of Walker Interactive Systems, Inc. and Pequod International, Ltd., a corporation organized under the laws of the Bahamas, was the holder of 250,000 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod Investments, L.P. and Pequod International, Ltd. In addition, as of such date, 50,000 Shares were held individually by Mr. Gallen and 42,500 Shares were held by third parties with respect to which Mr. Gallen exercises shared investment control. Thus, for the purposes of Reg. Section 240.13d-3, Mr. Gallen is deemed to beneficially own 792,500 Shares as of October 27, 2000.

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of Walker Interactive Systems, Inc. (the "Company"). The Company's principal executive offices are located at 303 Second Street, San Francisco, CA 94107.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Jonathan Gallen, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Gallen serves, indirectly through one or more entities, as the investment advisor for, and exercises sole voting and investment authority for the securities held by, each of Pequod Investments, L.P., a New York limited partnership ("Pequod"), and Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International," and, together with Pequod, the "Funds"). The Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also provides investment management services for various independent third parties (the "Accounts").

          Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

          All funds used to purchase Shares on behalf of Pequod, International, Mr. Gallen individually and the Accounts have come directly from the assets of Pequod, International, Mr. Gallen or the Accounts, respectively.

Item 4.    Purpose of Transaction.
           ----------------------

          The acquisition of Shares referred to in Item 5 is for investment purposes. Mr. Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, there were 14,617,722 Shares outstanding as of August 4, 2000.

          As of October 27, 2000, Pequod was the holder of 450,000 Shares and International was the holder of 250,000 Shares. In addition, as of such date, 50,000 Shares were held individually by Jonathan Gallen, and 42,500 Shares were held by the Accounts. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. Jonathan Gallen possesses shared power to direct the disposition of all Shares held by the Accounts. Thus, as of October 27, 2000, for the purposes of Reg. 240.13d-3, Mr. Gallen is deemed to beneficially own 792,500 Shares, or 5.4% of the Shares deemed to be issued and outstanding as of that date.

          During the sixty days prior to October 27, 2000, the only transactions in Shares, or securities convertible into Shares, by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows (each of which was effected in an ordinary brokerage transaction):

                           I. Pequod Investments, L.P.

                                   (Purchases)

    Date                            Quantity                             Price

October 11, 2000                     20,000                              $3.06
October 27, 2000                     68,720                              $2.35


                                     (Sales)

                                      None

                         II. Pequod International, Ltd.

                                   (Purchases)

    Date                            Quantity                             Price

October 27, 2000                     11,280                              $2.35


                                     (Sales)

                                      None

                        III. Jonathan Gallen individually

                                   (Purchases)

    Date                             Quantity                            Price

August 29, 2000                       10,000                             $3.35

                                     (Sales)

                                      None

                                IV. The Accounts

                                   (Purchases)

    Date                            Quantity                             Price

September 8, 2000                    25,000                              $4.01


                                     (Sales)

    Date                            Quantity                             Price

October 17, 2000                     10,000                              $3.00
October 20, 2000                      1,500                              $2.94
October 27, 2000                      3,500                              $3.00


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Gallen and any person or entity.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not applicable.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        November 8, 2000

                                        /s/ Jonathan Gallen

                                        Jonathan Gallen, individually and in his
                                        capacity   as  the   investment  advisor
                                        for Pequod Investments,   L.P.,   Pequod
                                        International, Ltd. and the Accounts

      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).